Exhibit 99.356

Nextech AR Announces It has Launched Groundbreaking CAD to 3D Technology And Files a Provisional Patent

This technology will greatly reduce the cost and accelerate the CAD conversion process across industries

VANCOUVER, B.C., Canada – September 14, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services has announced it has launched its groundbreaking CAD to POLY solution. The Company is now incorporating into its services a technology to create optimized 3D meshes that are suitable for 3D and AR applications. Due to the global CAD market being dominated by large manufacturers from; automotive, aerospace, industrial machinery, civil and construction, electrical & electronics, pharmaceutical, healthcare, consumer goods and others, the company believes that this technology gives the company a first mover advantage in the (according to BIS Research) $11 billion dollar CAD market and expands its augmented reality business beyond ecommerce.

The Company has filed a provisional patent covering the conversion of CAD files into 3D models. CAD to 3D model conversion capability implies drastically improved scalability associated with Nextech’s 3D models for ecommerce, with the creation of photo realistic, fully textured 3D models from raw CAD models and reference images.

To learn more, please read: Turning 3D CAD Designs into CGI Ready 3D Models Automatically

CEO Evan Gappelberg commented on the technology, “Most modern products that have ever been built have been manufactured from reference CAD models. Think of it, that’s billions of products worldwide, and Nextech has invented an easy way to turn them into 3D models. Instead of using 2D images to create 3D models, we now have the ability to go straight to the source, where the products are actually designed by engineers (CAD files) and render these into perfect 3D models, at scale. Our new CAD to POLY solution is backed by technology that will prove to be the holy grail of scaling 3D content.”

Currently, CAD is a function of product engineering. Industrial designers, working for product manufacturers, use CAD software (e.g., AutoCAD, SolidWorks, etc.) to design many of the products in the modern world. To use these CAD files for commerce purposes, it requires the CAD file to be converted into a 3D model that is a digital replica of the physical product.

Nima Sarshar, CTO of Nextech AR, commented on the issues with meshes exported natively from CAD, “Nextech has solved all these problems by rethinking the process of converting CAD files into 3D meshes from the ground up. Rather than relying on native CAD conversion, we have created a CAD conversion technology from scratch, creating new techniques rooted in computational geometry, computer vision and physics. When given a CAD file, we can now create fully textured, lightweight 3D models at scale which can be used for real-time AR and 3D viewing.”

Some of the key players in the global CAD market that the company has identified as potential customers of this technology include; Dassault Systemes, Autodesk Inc., Siemens PLM Software, PTC Inc., Trimble MEP, 3D Systems Inc., Kubotek USA, Hexagon AB, Nemetschek SE, Aveva Group plc., Bentley Systems, BobCAD CAM Inc., Robert McNeel & Associates, and Advanced Computer Solutions Inc.

The managed solution is now readily offered and available, with some of Nextech’s customers already using the service. The company believes SaaS is a critical component to the advancement of all its augmented reality solutions, and will continue to pursue this business strategy. Nextech’s CAD to POLY solution will be offered as SaaS within 2022. This SaaS offering builds upon Nextech’s recent announcement, “Nextech AR Announces New SaaS Offering to Boost Its Augmented Reality for Ecommerce Solutions.”

Stock Compensation

Evan Gappelberg - CEO and Paul Duffy - President have taken restricted shares in lieu of cash for services rendered by Atlas Advisors LLC (Evan Gappelberg) in the amount of CAD $61,870.00 for 29,889 common shares and Moonshot Inc. (Paul Duffy) - CAD$16,667 for 8,052 common shares. The deemed price per share is at $2.07.

For further information, please contact:
public.relations@nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.